Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a script which accompanies the Investor Presentation by Gas Natural SDG, S.A. to its investors and investors in Endesa, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Creating a leading, fully integrated global energy company

Script

September 2005

Script

Page 1: Creating a leading, fully integrated global energy company

•	Good morning/afternoon, Ladies and Gentlemen, and thank you for attending today’s presentation on the creation of a leading, fully integrated global energy company……

Page 3: Agenda

Let me take you through the agenda of today’s presentation…….

First of all,…. I’m going to provide you with an overview of this landmark transaction, …and highlight the key transaction details………..

…….We will then move…… into the detailed description of the key…. expected transaction benefits,…

.... which will lead us to the analysis of the anticipated financial effects of the combination…..

and to the conclusion on why we strongly believe in this transaction….

Page 5: A transforming transaction to accelerate profitable growth

•	A global leader as a fully integrated gas and power player, with strong and proven energy management skills

•	Complementarity of our quality asset bases creates a platform to take advantage of the growing energy demand in the markets where we operate

•	An international leader with focus on 30-million-plus customer base

Page 6: Transaction details

Terms of the offer:

•	Expected benefits to Endesa’s shareholders: benefit from enhanced strategic positioning of the combined entity, whilst at the same time receiving a premium for their shares

•	Offer will consist of 65.5% in shares and 34.5% in cash, implying a value of €21.30 per Endesa share

•	Translates into 14.8% premium to Endesa’s closing share price on the day before the offer was officially launched…

•	or 19.4% premium to Endesa’s average price over the last 6 months

•	Transaction envisages 2 simultaneous tender offers, in Spain and the US

•	Offer conditions will include reaching a minimum of 75% of Endesa, and to the removal of the existing limitations in the by-laws of Endesa (i.e. 10% voting right limit)

Page 7: Expected transaction timetable

•	After filing with Spanish and US authorities, expect to receive regulatory approvals within approximately 6 months, which should enable us to launch the tender offer by approximately mid March next year and close the transaction by end of April 2006

Page 8: Complementary core skills and asset positions

With this transaction, we are creating a LEADING, GLOBAL, INTEGRATED UTILITY….

•	Gas Natural demonstrated skills in flexible and competitive gas sourcing, on a global basis. We have access to equity gas, via partnership with Repsol YPF

•	Gas Natural has CCGT development strategy and LNG management capabilities

•	Endesa’s solid track record of managing electricity generation assets, and early moves into Latin America and Italy established it as a leader in key markets

•	Businesses are customer focused, and enjoy a proven track record of reliability in our distribution and supply activities

Page 9: Transaction fully in line with Gas Natural’s commitment to shareholders

Proposed transaction is in line with commitment to Gas Natural’s shareholders:

•	Endesa complements our businesses along the gas value chain, with leading positions in electricity in Spain

•	Transaction establishes us as a global leader with 30+ million customer accounts in 11 countries

•	Proposed transaction matches our strategic and financial objectives

•	From strategic standpoint, we will combine Gas Natural’s gas position with Endesa’s gas procurement requirements, adding diversity of sources and destination flexibility. We will be a market leader in power generation, and electricity and gas distribution….and reinforce our multi-product offer, in particular in dual fuel

•	The transaction increases profit growth potential, … through investment opportunities…and expected to achieve diversification of EBITDA, combined with a solid and flexible financial structure, as a result of proposed disposal plan

Page 11: Key transaction benefits

•	The transaction will create a leading integrated power and gas company, with a defined customer oriented business model

•	We are going to have a solid position to take advantage of growing energy demand in the markets where we operate

•	This transaction addresses regulatory concerns, achieving a more competitive Spanish energy sector, with greater security of supply, in line with the new sector framework envisaged by the White Paper

•	Strategic benefits are expected to result in value creation, with synergy potential

Page 12: A global leader in the energy sector

•	We will be a leading electricity generator and distributor in Spain

•	We will also be the largest gas distributor in Spain

•	Second largest electricity company in Southern Europe, and second largest gas importer

•	Leading gas and electricity operator in Latin America, with circa 14 GW of installed capacity

•	As the 3rd largest LNG operator globally, we expect to benefit from our position in gas procurement

•	We will be 3rd largest player in terms of global customers’ connections, after ENEL and E ON, with over 30 million customer connections, after the proposed disposals

Page 13: An integrated, customer-oriented business model

The key value creation from this transaction is expected to come from integrating complementary assets and activities from Endesa and Gas Natural into a customer focused business model

Control of value chain from upstream gas to the customer

•	optimise within and across the chain, manage risks and improve quality of service for our customers

•	set up a focused and integrated organisation

Page 14: Strong and balanced positions in high growth markets

•	Favourable position in global LNG should provide for efficient and flexible management of gas and power markets

•	New Group to establish itself as a leading integrated player, globally

Page 15: A leader in top growth markets

•	Spain and Italy show the most desirable combination of volumes and growth in Europe, both with respect to electricity demand and gas demand

•	Well placed in terms of the upcoming changes in generation sources in those markets

•	Gas-driven electricity generation is expected to account for approximately 30% of total electricity production, in Spain and Italy, by 2011

We will be a global leader in the LNG market, which is expected to grow, nearly tripling its size, globally, over the next 15 years

As a leader in Latin America, we expect to benefit from significant growth in such market, as testified by the cumulative investment requirements expected in the area

Page 16: Restructuring of the Spanish power sector

•	Combination of Gas Natural’s CCGT assets and Endesa’s projects, and selling conventional thermal assets to Iberdrola

•	create two competitors more or less evenly balanced generation portfolio

•	portfolios are more or less in line with Spanish market

•	New Group and Iberdrola should be equally well placed to compete in wholesale market

Page 17: Planned asset disposals

Intended divestitures in Iberia address regulatory issues expected to be encountered in approval process by Spanish competition authorities

•	Whilst we cannot anticipate the exact requirements at his stage, disposal package should be sufficient to deal with regulatory concerns

•	Plan to divest of certain generation assets

•	Currently assume to have to dispose of distribution assets covering circa 1.25 million regulated gas customers

•	Plan to dispose of certain electricity distribution assets

•	Envisage to dispose international assets that do not fit our core strategy (include SNET in France, and some Italian generation assets)

We expect agreement with Iberdrola to result in fast disposal of these assets

Page 18: Significant synergy potential

Analysis on the cost side of both companies to assess the synergy potential of the combined company:

•	Estimated synergies of around €350 million per year by 2008

•	About half of savings are expected to come from customer side of the business, involving billing, call centres, commercial and marketing efforts

•	Expect to reduce corporate and administrative expenses by circa €85 million and to save circa €90 million by integrating IT functions

•	Synergy potential exists in the regulated distribution business of the two companies (potential savings in purchases of goods and third-party services). Plan to reinvest annual savings of about €75 million in the regulated business to improve customer service standards

On a preliminary basis we think we may be able to save up to €30 million per year in LatAm

Page 20: A global leader in energy

This is what we are going to look like, following proposed disposals

A global leader in the energy sector in our markets of operation, this is what we expect the transaction will achieve, through contribution of complementary assets in Europe, Latin America, and North Africa

Page 21: Gas: benefits from increased scale, flexibility and diversity

Gas business:

•	Better positioned to pursue equity gas opportunities, leveraging partnership with Repsol and planned 15% equity gas position in the long-term

•	Increased scale in gas procurement - with 3 - 5 bcm additional yearly volumes expected to be contracted by Endesa by 2009, and potential to renegotiate some of Endesa’s existing contracts

•	strengthen position vis-à-vis suppliers,

•	allowing optimisation of procurement terms, including price, flexibility of contracts, and further diversification of sources

•	Expect additional benefits from existing LNG position, that will allow for additional supply flexibility, capacity optimisation for our fleet and improved trading potential

•	Envisage being in more favourable position to develop a regasification terminal in Italy

Page 22: Gas procurement position

•	Estimate Endesa will contribute to nearly double Gas Natural’s estimated incremental contracted volumes by 2009

•	By that date, expecting to have approximately 3 - 5 bcm of additional contracted volumes from Endesa

•	Add up to the circa 3 and ½ bcm currently contracted by Endesa with other suppliers, intend to renegotiate, in price and flexibility

•	The 3 bcm of gas we currently supply to Endesa will become flexible supply

•	Based on track-record, and increased scale and negotiating power, we expect the New Group to benefit from diversified and flexible procurement position, which will be underpinned by our targeted 15% equity gas position in the long-term

Page 23: Power in Spain: benefits from optimal portfolio

Power business:

•	the transaction will contribute to the optimisation of the combined generation portfolio, with a commodity mix for our energy management skills and a renewables position, in line with the Spanish market

•	we should re-balance Endesa’s short position in generation by contributing 1,600MW of operating CCGT plants, and the Cartagena plant, 1,200MW of CCGT, which is expected to be on line by the first quarter of 2006

•	determined to maintain Iberian market leadership, by our plan to develop new CCGTs ahead of Endesa’s plan and meet the associated gas requirement with supply

•	combined renewables capacity – in line with regulatory targets—will position us with a platform for profitable growth in this segment in the Iberian market

Page 24: Iberian power: evolution of CCGT portfolio

To meet increasing demand, we are determined to create market leadership in CCGT. We expect to operate an estimated 8,400MW by the end of 2009

•	Gas Natural expects to increase its capacity by c. 800MW this year, and expects to add further 3,600MW until 2009, which would make us one of the fastest growing players in the market

•	We expect Endesa to contribute additional 2,000MW capacity over the same period

Page 25: Iberian power: evolution of renewables portfolio

•	Renewable energy is an important part of our energy mix and we see good potential for the combined group in this area.

•	We are committed to an increase in renewable capacity.

•	We expect to more than double our installed renewables capacity to more than 4,000MW by the end of 2009

Page 26: Regulated businesses: strong commitment to invest

Combined regulated businesses in Spanish market offer return and growth potential, combined with regulatory stability:

•	Gas distribution offers attractive growth opportunities; our goal is to achieve 1.5 million additional customer connections by 2009

•	Primary focus on efficiency and quality of service

•	expect the transaction to optimise procurements costs, and to yield operating cost savings in regulated businesses

•	envisage transferring these benefits to final customers, through reinvestments in improvement of the quality of service

Page 27: Italy: well placed to increase market share

•	Endesa an early mover into generation market

•	repowering and the development of greenfield CCGT projects

•	Complemented by Gas Natural’s strategy to source gas into market and invest along value chain

•	Proposed disposal of certain Italian generation assets, which considered non-core, to Iberdrola

•	total capacity of approximately 2,600MW

•	Will preserve most existing CCGT capacity, plus upside from growth in CCGT

•	For instance, in Monfalcone, we aim to benefit from conversion of fuel-oil plant into CCGT, and development of regasification terminal

Page 28: LatAm: leading positions in key growth markets

New Group will be market leader in largest Latin American markets, servicing over 15 million customers

•	A leading or major presence in most of biggest cities on the continent, distributing gas or power in Buenos Aires, Bogotá, Santiago de Chile, Lima, Rio de Janeiro, São Paulo, Monterrey, and Mexico City

•	Over 5 million customers connections in Brazil,

•	more than 3 ½ million in Argentina,

•	almost 1 ½ million in Chile,

•	almost 1 million in Peru, and

•	3 ½ million in Colombia.

•	In the north, we have over 1 million in Mexico. …

•	over 14 GW of generation capacity and potential to implement LNG strategy in Chile, Mexico and Peru

•	On this basis, expect to benefit from increase in demand and prices in generation, increase in distribution volumes and tariffs

•	Continued commitment to invest in organic growth in selected target markets in the region

Page 30: Capital expenditure plan 2006–2009

You are most likely aware of Gas Natural’s commitment to shareholders to 2008 and Endesa’s strategic plan until 2009 with the associated capital expenditure programmes.

•	some reductions in capital expenditure plans resulting from disposals and efficiencies,

•	commitment to continue to invest in growth of core business remains unchanged

•	expect to invest around €17 billion until 2009.

•	For regulated businesses, plan to invest further into quality of service improvements.

•	expect additional organic investment opportunities for the combined group

Page 31: Diversification of EBITDA

Gas Natural’s commitment to shareholders was envisaging, amongst others, diversification of EBITDA

•	combination with Endesa achieves this diversification

•	estimate for an EBITDA breakdown in 2009, after all disposals

•	About a third of profits will come from generation in Spain and Italy, another third from our activities in Latin America, and the remainder from distribution and upstream and midstream gas.

Page 32: Financial structure

•	Objective of maintaining a rating in the ‘A’ category.

•	cash element in the offer will be largely offset by proceeds from planned disposals, including some of our liquid assets

•	cash flow generation of the businesses is expected to cover the major capex opportunities we anticipate.

As a result of this, we have the potential to quickly reduce debt, from a pro forma level of €30.6 billion, to approximately €22 billion by the end of 2007, in line with the combined net debt level before the transaction.

Page 33: Earnings and dividends accretion

We expect that the transaction will be beneficial to the shareholders of the New Group

•	potential earnings accretion from year one

•	company plans to offer an attractive dividend policy

•	target a pay out above 50% of earnings, in line with Endesa’s current ratio

•	plan to increase dividend payout in line with net income growth

Page 35: Positioning as leading integrated gas and electricity company

•	committed to a strategy focused on gas and power, where activities will converge towards each other to create value for our shareholders:

•	Gas expected to benefit from full integration of activities along the gas chain, which combined with the increased scale is expected to result in benefits in terms of supply cost, flexibility and diversity

•	Power, sourcing capabilities, combined with Gas Natural’s CCGT build-out, expected to allow for optimisation of the combined generation portfolio and arbitrage between gas and power….

•	…..and the commodity mix expected to significantly increase opportunities to optimise our fuel position

•	expected to benefit from a strong position in regulated businesses, both in gas and electricity

•	dedicate particular attention to enhancing efficiency, particularly in the geographical areas of overlap, and to invest in growth areas and in quality improvement

•	committed to deliver enhanced customer service with a quality, multi-product offering

Page 36: Value creation for shareholders and customers

•	Please let me remark on the attractiveness of the proposed transaction for our shareholders……. and customers.

•	We are creating an integrated energy company, with leading positions in key growth markets….and a clear set of goals

•	…….. continued commitment to invest in distribution….

•	…..real integration between gas and power

•	optimisation, arbitrage and investment opportunities

•	…..proved energy management skills….

•	….solid financial structure, and …

•	……..efficiency improvement………..

…all combined with the aim to provide our customers with better products and services…...and our shareholders with additional value